

Mail Stop 3561

July 28, 2009

Via U.S. Mail and Facsimile (337) 269-5935

Mr. G. Darcy Klug
Chief Executive Officer
HSM Holdings, Inc.
1118 Jefferson Street
Lafayette, LA 70501

> **Re: HSM Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed January 27, 2009**
> **File No. 0-51880**

Dear Mr. Klug:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Brian Bhandari
     Accounting Branch Chief
     Office of Beverages, Apparel and
     Health Care Services